


05037355

SECURITJ ___ ;ION

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SEC FILE NUMBER
8 - 47186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MFR Securities, Inc.

OFFICIAL USE ONLY

RECEIVED

FIRM ID. NO.

FEB 2 8 2005

185

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 46th Floor
                                        (No. and Street)

New York   New York   10006
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M. Ramirez   (212)   416-5000
                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
                    (Name -- if individual, state last, first, middle name)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions


PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY	

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                     contained in this form are not required to respond unless the form displays
                     a currently valid OMB control number.*

3/14/05
S.S.

OATH OR AFFIRMATION

I,____George M. Ramirez_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____MFR Securities, Inc._____, as of
____December 31_____,20 04____, are true and correct. 1 further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
                                                    Signature

_____
President & CEO
                                                    Title

_____
            Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MFR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

MFR SECURITIES, INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands



Rothstein, Kass & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
MFR Securities, Inc.

We have audited the accompanying statement of financial condition of MFR Securities, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MFR Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 8, 2005

MFR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$	218,660
Receivable from clearing broker		129,729
Investments, at market		108,997
Computer equipment, net		5,836
Other assets		8,153
	$	471,375

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities, accounts payable and accrued expenses	$	48,988
Stockholder's equity		
Common stock, no par value,		
authorized, issued, and outstanding 1,000 shares		2,000
Additional paid-in capital		118,242
Retained earnings		302,145
Total stockholder's equity		422,387
	$	471,375

1. Nature of business

MFR Securities, Inc. (the "Company"), a wholly owned subsidiary of Maria Fiorini Ramirez Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in riskless principal transactions and providing investment-banking services.

2. Summary of significant accounting policies

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date.

Investment Banking Revenue

Investment banking revenue is recorded in accordance with the terms of the investment banking agreements.

Income Taxes

The Company files consolidated federal income tax return with its Parent and combined state and local returns. The Company reflects taxes in its financial statements computed as if it filed its taxes on a stand alone basis. The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Computer Equipment

Computer equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation under the straight line method over the 5 year estimated life.

3. Investments, at market

Investments, at market, at December 31, 2004 are comprised of U.S. Treasury Bonds.

4. Related party transaction

In 2003, the Company entered into an expense allocation agreement with its Parent. The agreement requires the Company to pay the Parent a minimum of $15,000 a month for research and $4,000 a month from January 1, 2004 through August 31, 2004 and $10,000 a month from September 1, 2004 through December 31, 2004 for the use of its space, facilities, and equipment. During the year ended December 31, 2004, the Company was charged an aggregate of approximately $252,000 for services provided by its Parent under this agreement.

5. Net capital requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $365,000, which was approximately $315,000 in excess of its minimum requirement of $50,000.

6. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in various financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

8. **Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. **Major customers**

The Company had three major customers in 2004 which accounted for a significant portion of commissions revenue.